Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated September 19, 2014, relating to the financial statements of Television Food Network, G.P. as of December 31, 2013 and 2012 and for each of the three-years in the period ended December 31, 2013, which report expresses an unqualified opinion and includes an explanatory paragraph regarding certain revenue and expense transactions with affiliated companies and an explanatory paragraph regarding Television Food Network, G.P.’s ability to continue as a going concern, appearing in Tribune Media Company’s Registration Statement on Form 10 (File No. 001-08572) dated September 19, 2014, Amendment No. 1 to Form 10 dated November 14, 2014, and Amendment No. 2 to Form 10 dated December 1, 2014.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Cincinnati, Ohio

December 8, 2014